UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 20)

SWANK, INC.

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

210-86971610

(CUSIP Number)

William D. Freedman, Esq., Troutman Sanders LLP

405 Lexington Avenue, New York, New York 10174

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 210-86971610	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The New Swank, Inc. Retirement Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 210-86971610	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reliance Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,500
	8	SHARED VOTING POWER 954,054
	9	SOLE DISPOSITIVE POWER 1,018,500
	10	SHARED DISPOSITIVE POWER 954,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 14 Pages

SCHEDULE 13D

CUSIP No. 210-86971610	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 606,827
	8	SHARED VOTING POWER 28,329
	9	SOLE DISPOSITIVE POWER 606,827
	10	SHARED DISPOSITIVE POWER 28,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 210-86971610	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James E. Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 319,369
	8	SHARED VOTING POWER 29,173
	9	SOLE DISPOSITIVE POWER 319,369
	10	SHARED DISPOSITIVE POWER 29,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 14 Pages

AMENDMENT NO. 20 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST

AND

RELIANCE TRUST COMPANY

AND

JOHN TULIN

AND

JAMES E. TULIN

WITH RESPECT TO SWANK, INC.

This Amendment No. 20 to the Statement on Schedule 13D (as amended to date this “Schedule 13D”) is filed on behalf of The Swank, Inc. Retirement Plan Trust (the “Retirement Plan Trust”), Reliance Trust Company, the trustee of the Employee Stock Ownership Plan Component (the “ESOP Component”) of the Retirement Plan Trust (the “ESOP Retirement Plan Trustee”), John Tulin and James E. Tulin, with respect to shares of the common stock, $.10 par value per share (the “Common Stock”), of Swank, Inc. (the “Corporation”).

BACKGROUND

The Corporation adopted the Swank, Inc. Employee Stock Ownership Plan amended and restated effective January 1, 1985 (“Prior ESOP No. 1”), the Swank, Inc. Employee Stock Ownership Plan No. 2 amended and restated effective January 1, 1985 (“Prior ESOP No. 2”; “Prior ESOP No. 1” and “Prior ESOP No. 2,” collectively, the “Prior ESOPs”) and the Swank, Inc. Savings Plan, amended and restated effective January 1, 1985 (“Prior 401(k) Plan”). In connection with Prior ESOP No. 1, the Corporation entered into a trust agreement known as the Swank, Inc. Employees’ Stock Ownership Trust (the “Prior ESOP No. 1 Trust”), in connection with Prior ESOP No. 2, the Company entered into a trust agreement known as the Swank, Inc. Employees’ Stock Ownership Trust No. 2 (the “Prior ESOP No. 2 Trust”), and in connection with the Prior 401(k) Plan, the Company entered into a trust agreement known as the Swank, Inc. Savings Trust (the “Prior 401(k) Trust”).

On February 10, 1995, the Corporation merged the Prior ESOPs with the Prior 401(k) Plan and restated the Prior ESOPs and the Prior 401(k) Plan, effective as of January 1, 1994, into The New Swank, Inc. Retirement Plan (the “Retirement Plan”).

Page 7 of 14 Pages

The Corporation amended and restated the Retirement Plan effective as of January 1, 2011, and amended and restated The New Swank, Inc. Retirement Plan Trust Agreement effective as of June 22, 2011 (the “June 2011 Trust Agreement”).

On February 3, 2012, the Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Randa Accessories Leather Goods LLC, a Delaware limited liability company (“Parent”), Swing Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Intermediate Sub”), and Swing Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate Sub (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, the Corporation will become an indirect wholly-owned subsidiary of Parent through a merger (the “Merger”) of Merger Sub with and into the Corporation, with the Corporation as the surviving corporation. In connection with the Merger, on February 3, 2012, each of John Tulin, James E. Tulin and Jerold R. Kassner resigned as trustees of the ESOP Component of the Retirement Plan, and the Board of Directors of the Corporation appointed Reliance Trust Company to serve as discretionary trustee of the ESOP Component of the Retirement Plan. John Tulin, James E. Tulin and Jerold R. Kassner remained as trustees of the 401(k) and profit sharing components of the Retirement Plan. The resignation of John Tulin, James E. Tulin and Jerold R. Kassner eliminated any and all voting and/or dispositive power that John Tulin, James E. Tulin and Jerold R. Kassner, in their prior role as trustees to the ESOP Component of the Retirement Plan, otherwise may have had over the shares of Common Stock owned by the Retirement Plan (other than the shares of Common Stock allocated to their respective accounts under the Retirement Plan and, solely in their capacities as participants in the Retirement Plan, they may have or share voting and/or dispositive power in accordance with the terms of the Retirement Plan).

In order to effect the foregoing changes in the trustees of the Retirement Plan, on February 3, 2012, the Board of Directors of the Corporation amended and restated the June 2011 Trust Agreement into two separate agreements, The New Swank, Inc. Retirement Plan Trust Agreement-ESOP Component (the “ESOP Trust Agreement”), to which the Corporation and Reliance Trust Company are parties, and The New Swank, Inc. Retirement Plan Trust Agreement—401(k)/Profit Sharing Component (the “401(k) Trust Agreement”), to which the Corporation and John Tulin, James E. Tulin and Jerold R. Kassner are parties. The ESOP Trust Agreement and the 401(k) Trust Agreement are collectively referred to as the “Trust Agreements.”

This Amendment No. 20 to Schedule 13D provides information with regard to the ESOP Retirement Plan Trustee, the resignation of John Tulin, James E. Tulin and Jerold R. Kassner as described above, as well as the beneficial ownership of John Tulin and James E. Tulin following their resignation as trustees of the ESOP Component of the Retirement Plan. The Trust Agreements are being filed as exhibits to this Amendment No. 20. Except for the information with regard to the ESOP Retirement Plan Trustee, the resignation of John Tulin, James E. Tulin and Jerold R. Kassner as trustees of the ESOP Component of the Retirement Plan Trust, the beneficial ownership of John Tulin and James E. Tulin after their resignation as trustees of the ESOP Component of the Retirement Plan, the filing of the Trust Agreements, and as otherwise provided herein, no changes have occurred to any of the items of this Schedule 13D from information last reported with respect to the respective items thereof.

Page 8 of 14 Pages

1.	Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 1. Security and Issuer.

This statement relates to the Common Stock, $.10 par value per share (the “Common Stock”), of Swank, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at 90 Park Avenue, New York, New York 10016.”

2.	Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 2. Identity and Background.

This statement is being filed on behalf of (a) the trust (the “ESOP Retirement Plan Trust”) created for the employee stock ownership plan component (“ESOP Component”) under The New Swank, Inc. Retirement Plan Trust Agreement-ESOP Component (the “ESOP Trust Agreement”), dated as of February 3, 2012, between the Corporation and Reliance Trust Company, as trustee of the ESOP Component of the Retirement Plan (the “ESOP Retirement Plan Trustee”), (b) John Tulin and (c) James E. Tulin. The address of the Retirement Plan Trust is c/o the Corporation, 90 Park Avenue, New York, New York 10016.

The principal business of the ESOP Retirement Plan Trustee is to offer trust and wealth management, investment, retirement plan and outsourcing services to individuals, corporations and institutions, as well as to other banks, brokerage firms and insurance companies. The business address of the ESOP Retirement Plan Trustee is 1100 Abernathy Road, NE, Suite 400, Atlanta Georgia. The ESOP Retirement Plan Trustee is a Georgia corporation. Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of the ESOP Retirement Plan Trustee: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of the ESOP Retirement Plan Trustee, each of the persons named on Annex A (the “Annex A Persons”) is a United States citizen, except as specifically indicated on Annex A.

The business address of John Tulin is 90 Park Avenue, New York, New York 10016. John Tulin is Chairman and Chief Executive Officer of the Corporation. John Tulin is a citizen of the United States of America.

The business address of James E. Tulin is 8800 North Gainey Center Drive, Scottsdale Arizona 85258. James E. Tulin is Senior Vice President of the Corporation. James E. Tulin is a citizen of the United States of America.

During the last five years, none of the Retirement Plan Trust, the ESOP Retirement Plan Trustee, the Annex A Persons, John Tulin or James E. Tulin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil

Page 9 of 14 Pages

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.	Item 4 of the Schedule 13D is hereby amended by the addition of the following:

“Item 4. Purpose of Transaction.

On February 3, 2012, the Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Randa Accessories Leather Goods LLC, a Delaware limited liability company (“Parent”), Swing Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Intermediate Sub”), and Swing Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate Sub (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, the Corporation will become an indirect wholly-owned subsidiary of Parent through a merger (the “Merger”) of Merger Sub with and into the Corporation, with the Corporation as the surviving corporation. In connection with the Merger, on February 3, 2012, each of John Tulin, James E. Tulin and Jerold R. Kassner resigned as trustees of the ESOP Component of The New Swank, Inc. Retirement Plan (the “Retirement Plan”), and the Board of Directors of the Corporation appointed the ESOP Retirement Plan Trustee to serve as discretionary trustee of the ESOP Component of the Retirement Plan. John Tulin, James E. Tulin and Jerold R. Kassner remained as trustees of the 401(k) and profit sharing components of the Retirement Plan. The resignation of John Tulin, James E. Tulin and Jerold R. Kassner eliminated any and all voting and/or dispositive power that John Tulin, James E. Tulin and Jerold R. Kassner, in their prior role as trustees to the ESOP Component of the Retirement Plan, otherwise may have had over the shares of Common Stock owned by the Retirement Plan (other than the shares of Common Stock allocated to their respective accounts under the Retirement Plan and, solely in their capacities as participants in the Retirement Plan, they may have or share voting and/or dispositive power in accordance with the terms of the Retirement Plan).

In order to effect the foregoing changes in the trustees of the Retirement Plan, on February 3, 2012, the Board of Directors of the Corporation amended and restated The New Swank, Inc. Retirement Plan Trust Agreement effective as of June 22, 2011 into two separate agreements, the ESOP Trust Agreement and The New Swank, Inc. Retirement Plan Trust Agreement—401(k)/Profit Sharing Component (the “401(k) Trust Agreement”) dated as of February 3, 2012, among the Corporation and John Tulin, James E. Tulin and Jerold R. Kassner. The ESOP Trust Agreement and the 401(k) Trust Agreement are collectively referred to as the “Trust Agreements,” which are being filed as exhibits to this Amendment No. 20. As a result of its appointment as ESOP Retirement Plan Trustee, Reliance Trust Company is considered to beneficially own certain of the shares of Common Stock owned by the Plan, as more particularly described in Item 5 of this statement.”

Page 10 of 14 Pages

4.	Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 5. Interest in Securities of the Issuer.

The following table sets forth information as of February 3, 2012 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust, the ESOP Retirement Plan Trustee, John Tulin and James E. Tulin:

Name	Amount and Nature of Beneficial Ownership		Percent of Class
The New Swank, Inc. Retirement Plan	1,972,554	(1)(2)	35.5%

Reliance Trust Company	1,972,554	(3)	35.5%

John Tulin	635,156	(4)	11.3%

James E. Tulin	348,542	(5)	6.2%

(1)	This amount includes 954,054 shares of Common Stock allocated to participants’ accounts in The New Swank, Inc. Retirement Plan (the “Retirement Plan”) and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.
(2)	This amount also includes 1,018,500 shares of Common Stock allocated to participants’ accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. This amount also includes 123,721 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustee.
(3)	Reliance Trust Company is the trustee of the Retirement Plan. This amount includes 1,018,500 shares held in accounts as to which the trustee has sole voting power as to certain matters (see footnote 2 above) and 123,721 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustee (see footnote 2 above).
(4)	This amount includes 1,060 shares owned by John Tulin’s wife. John Tulin disclaims beneficial ownership of the shares held by his wife. This amount also includes 50,729 shares allocated to his accounts under the Retirement Plan and 48,750 shares which Mr. Tulin has the right to acquire within 60 days upon the exercise of stock options.
(5)	This amount includes 142 shares held by James E. Tulin as custodian for his children, 37,500 shares which Mr. Tulin has the right to acquire within 60 days upon the exercise of stock options, and 55,230 shares allocated to his accounts under the Retirement Plan.

None of the Annex A Persons has beneficial ownership of any shares of Common Stock.

Page 11 of 14 Pages

From June 28, 2011, the date of the last amendment to this Schedule 13D, to February 3, 2012, the Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation pursuant to the terms of the Retirement Plan: 20,135 on September 23, 2011, 32,062 shares on October 14, 2011, 255 shares on December 8, 2011, 12,187 shares on December 9, 2011, 118 shares on December 13, 2011 and 1,882 on December 19, 2011. Except as noted above, none of the Retirement Plan Trust, the ESOP Retirement Plan Trustee, the Annex A Persons, John Tulin or James E. Tulin have effected any transactions in Common Stock during the past sixty days.

5.	Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the ESOP Retirement Plan Trustee, the Retirement Plan Trust, the Annex A Persons, John Tulin or James E. Tulin or between the Retirement Plan Trust, the ESOP Retirement Plan Trustee, the Annex A Persons, John Tulin or James E. Tulin and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders’s fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Retirement Plan, (b) the Trust Agreements, (c) the Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James E. Tulin, (d) an incentive stock option contract, dated February 28, 2008, between John Tulin and the Corporation, and (e) an incentive stock option contract, dated February 28, 2008, between James E. Tulin and the Corporation.”

6.	Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	The New Swank, Inc. Retirement Plan Trust-ESOP Component dated February 3, 2012 between the Corporation and the ESOP Retirement Plan Trustee.

3	The New Swank, Inc. Retirement Plan Trust-401(k)/Profit Sharing Component dated February 3, 2012 among the Corporation and each of John Tulin, James E. Tulin and Jerold R. Kassner.

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

The New Swank, Inc. Retirement Plan

By: Reliance Trust Company, not in its individual or corporate capacity, but solely in its capacity as Trustee of The New Swank, Inc. Retirement Plan

By:	/s/ Howard L. Kaplan
	Name:	Howard L. Kaplan
	Title:	Senior Vice President

/s/ John Tulin
John Tulin

/s/ James E. Tulin
James E. Tulin

Page 13 of 14 Pages

ANNEX A TO SCHEDULE 13D

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of Reliance Trust Company. Unless otherwise indicated, the business address of each person listed below is 1100 Abernathy Road, NE, Suite 400, Atlanta, Georgia. Unless otherwise indicated, all of the persons listed below are citizens of the United States. To the best knowledge of Reliance Trust Company, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Corporation.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

James T. Maxwell 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Chairman, CEO and Director of Reliance Trust Company	Reliance Trust Company

William C. Harlow 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	President of Reliance Trust Company	Reliance Trust Company

Jerry W. Dawson 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Executive Vice President and CFO of Reliance Trust Company	Reliance Trust Company

Ronald D. Stallings 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Executive Vice President, General Counsel and Corporate Secretary of Reliance Trust Company	Reliance Trust Company

Roy J. Alewine 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

Randolph L. Boyd 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

Ward J. Curtis, Jr. 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

James W. Lyon, IV 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

Joseph A. Morris 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

Kenneth J. Phelps 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

Horst H. Schulze* 1100 Abernathy Rd, NE, Ste 400 Atlanta, GA 30328-5634	Director of Reliance Trust Company	Reliance Trust Company

*	Citizen of the Federal Republic of Germany.

Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement.

2	The New Swank, Inc. Retirement Plan Trust-ESOP Component dated February 3, 2012, 2011 between the Corporation and the ESOP Retirement Plan Trustee.

3	The New Swank, Inc. Retirement Plan Trust-401(k)/Profit Sharing Component dated February 3, 2012 among the Corporation and each of John Tulin, James E. Tulin and Jerold R. Kassner.